

03011885

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36321

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Assoiates Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
dba BNY Capital Markets, Inc.

(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Gavin, Jr. (212) 635-1386
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 03 2003

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays



OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Capital Markets, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SUSAN FERNANDEZ
Notary Public, State of New York
No. 41-4951404
Qualified in Queens County
Certificate Filed in New York County
Commission Expires May 22, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Capital Markets, Inc.

(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

December 31, 2002

with Report of Independent Auditors

BNY Capital Markets, Inc.

(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2002

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY Capital Markets, Inc.

We have audited the accompanying statement of financial condition of BNY Capital Markets, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Capital Markets, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2003

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition
December 31, 2002

Assets			
Cash		$	2,045,914
Receivable from brokers, dealers and clearing organizations (See Note 3)			7,201,218
Securities owned, at fair value:			
Money market mutual funds	$74,500,000		
State and municipal obligations	47,830,890		
Corporate debt	43,131,826		
U.S. Government obligations	25,164,867		
Commercial paper	18,895,380		
Equities	403,213		209,926,176
Securities owned, not readily marketable			716,420
Securities borrowed			1,035,834
Accrued interest receivable			1,288,760
Fees receivable			6,711,499
Receivable from affiliate (See note 6)			708,088
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,463,216)			1,702,898
Goodwill			30,856,356
Net deferred tax asset (See note 5)			2,730,257
Other assets			734,839
Total assets		$	265,658,259
Liabilities and shareholder's equity			
Liabilities:			
Securities sold, not readily marketable, at fair value:			
U.S. Government obligations	$ 4,553,631		
Corporate debt	680,000		
Equities	312,999		
Securities sold, not yet purchased, at fair value		$	5,546,630
Payable to Parent (See note 6)			52,480,100
Accrued compensation and other expenses			15,727,979
Other liabilities			771,893
			74,526,602
Subordinated liabilities (See note 9)			50,000,000
Total liabilities			124,526,602
Shareholder's equity			
Common stock, $.10 par value—1,000 shares authorized; 105 shares issued and outstanding			10
Additional paid-in capital			51,180,932
Retained earnings			89,950,715
Total shareholder's equity			141,131,657
Total liabilities and shareholder's equity		$	265,658,259

See accompanying notes.

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

BNY Capital Markets, Inc. (the "Company"), an indirect, wholly-owned subsidiary of The Bank of New York Company, Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation. The Company has been authorized by the Federal Reserve Board (the "Board") to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company also performs various corporate finance advisory activities, such as merger & acquisition and project finance. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

2. Summary of Significant Accounting Policies

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at fair value. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed Activities

Securities borrowed are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. At December 31, 2002, the Company had received securities under stock borrow arrangements with a fair value of $973,066, none of which have been pledged or otherwise transferred to others.

Long Lived Assets

Furniture and equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

Goodwill

As of January 1, 2002, the Company adopted FASB Statement 142, which resulted in it ceasing to amortize goodwill. Goodwill is evaluated for impairment annually. For the year ended December 31, 2002, no impairment expense was recorded.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

3. Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2002 consist of the following:

Receivable from clearing broker	$ 5,175,649
Securities failed to deliver	816,873
Unsettled trades	733,899
Receivable from clearing organizations	474,797
Total	$ 7,201,218

The Company clears all of its transactions through an affiliate broker-dealer on a fully disclosed basis.

4. Short-Term Borrowing

The Company maintains uncommitted lines of credit totaling $200,000,000 with an unrelated financial institution, an uncommitted line of credit in the amount of $200,000,000 with an affiliate and a line of credit in the amount of $10,000,000 with the Parent. In each case, these lines of credit are used to finance the Company's proprietary trading business. There were no borrowings outstanding under these lines as of December 31, 2002.

5. Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $6,313,908 and a gross deferred tax liability of $3,583,651 at December 31, 2002. The deferred tax asset is primarily attributable to state taxes and the deferred tax liability is attributable to amortization of intangibles and deferred compensation expense not recognized for tax purposes.

6. Related Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2002, such transactions included loan syndications, purchases of securities under agreements to resell, securities borrowing and deposits. The Parent and its affiliates also provide legal, accounting, tax, audit, data processing and other administrative support services to the Company pursuant to a service agreement between the Company and the Parent and its affiliates.

As of December 31, 2002, amounts payable to Parent consist of the following:

Income taxes payable (See Note 5)	$ 29,266,154
Benefit plan obligations (See Note 7)	1,967,426
Accrued interest payable on subordinated liabilities (See Note 9)	21,246,520
	$ 52,480,100

In addition, the Company had unrestricted cash of $1,939,735 and receivables of $493,821 on deposit with an affiliate of the Parent.

Included in securities owned are U.S. Government obligations on deposit at the affiliated clearing broker with a market value of approximately $5,000,000.

The Company is a member in a limited liability company, Patricof & Co. Capital, L.L.C. (the "LLC"). The other members of the LLC are employees of the Company. Receivable from affiliate include $214,266 representing the Company's interest in the LLC and $125,030 of loans receivable from employees related to the LLC. Such loans have been extended at prevailing interest rates and terms. The assets of the LLC consist of corporate warrants valued at fair value, which approximates cost.

7. Employee Benefit Plans

The Company's employees are covered under the Parent's benefit plans. The Parent's Defined Benefit Retirement Plan covers substantially all full time employees. The Company's employees are also covered under the Parent's Employee Stock Ownership Plan which may provide additional benefits. In addition, certain employees of the Company may participate in the Parent's Profit Sharing and Stock Option Awards Plans.

8. Financial Instruments

Fair Value

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed, receivables from affiliates and subordinated borrowings. Financial instruments that are carried at contract amounts, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

Derivative Financial Instruments

Derivatives are financial instruments, which include option, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and include forward contracts. The Company records its derivative activities at fair value and unrealized gains and losses are recognized currently.

The Company is subject to market risks arising from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The Company enters into transactions in option and futures contracts with off-balance sheet risk in order to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

The credit risk associated with these contracts resulting from the potential inability of counterparties to meet the terms of their contracts and is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

At December 31, 2002, the Company held no derivative financial instruments.

9. Subordinated Liabilities

The Company has a subordinated credit facility in the amount of $300,000,000 with the Parent. As of December 31, 2002, the Company has $50,000,000 outstanding on this loan, bearing interest at 7 1/4% per annum. The note is scheduled to mature on February 28, 2004.

This loan is subordinated to the claims of general creditors. The NASD has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this rule. At December 31, 2002, the Company had net capital of $143,943,337, which was $139,342,373 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .48 to 1.

11. Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to the risk of loss in the event of the counterparty's inability to meet the terms of their contracts. Should the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2002 were settled without an adverse effect on the Company's statement of financial condition taken as a whole.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition.

11. Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

12. Commitments and Contingent Liabilities

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2002, are:

Year	Amount
2003	$ 1,005,405
2004	927,925
2005	906,165
2006	906,165
2007	906,165
Thereafter	3,432,243
Total	$ 8,084,068

The Company may be involved in litigation arising in the normal course of business. At December 31, 2002, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.